

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2007

Mr. Greg D. Kerley
Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

Re: Southwestern Energy Company
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 1, 2007
Response Letter Dated June 6, 2007
File No. 1-8246

Dear Mr. Kerley:

We have reviewed your response letter and have the following engineering comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exploration and Production, page 6

1.   Per our July 23, 2007 teleconference, please expand your response to our comment 12(d) in our May 23, 2007 letter to explain the drainage area(s) you have assigned to your Fayetteville shale horizontal well proved undeveloped locations that are collinear extensions of existing productive horizontal wells. Note that Rule 4-10(a)(4) of Regulation S-X provides that "Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled."
On our website, the staff has stated "Generally, proved undeveloped reserves can

be claimed only for legal and technically justified drainage areas offsetting an existing productive well (but structurally no lower than LKH)." Address the methodology you used to determine the technically justified drainage area, e.g. 80 acres, for these wells. Include discussion/justification for your assumption that the shale reservoir is productive for the entire length – 2,300' on the average – of the lateral portion of the existing horizontal wells and the offsetting PUD locations.

Risk Factors, page 23

Although our estimated natural gas and oil reserve data is independently audited, our estimates may still prove to be inaccurate., page 24

2. Please expand the description of the petroleum engineering audit process performed by your third party engineer to include: the data items that were necessary for the estimates, but were accepted by your third party engineer without further confirmation; the portion of your proved reserves and your proved undeveloped reserves that were included in the engineering audit; and the methodology used to determine the properties to be included.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director